Exhibit 99.1

Raptor Pharmaceuticals Expands Board of Directors and Scientific Advisory Board

Novato, California, July 14, 2008 - Raptor Pharmaceuticals Corp. (OTC Bulletin Board: RPTP), today announced the appointments of Richard L. Franklin, M.D., Ph.D. to the Company's board of directors and Stephen C. Blacklow, M.D., Ph.D. to its scientific advisory board.

Christopher M. Starr, Ph.D., co-founder and CEO of Raptor Pharmaceuticals Corp, stated, "I would like to welcome Drs. Franklin and Blacklow as valuable additions to our board of directors and scientific advisory board, respectively. Dr. Franklin's background is a unique combination of considerable knowledge in areas of biomedical science, particularly in neurology and cancer, as well as years of experience in corporate leadership and finance. We expect to leverage his scientific and investment banking expertise to help guide Raptor's clinical development programs and our corporate strategy towards maximizing stockholder value while addressing critically compelling and unmet medical needs.

"Dr. Blacklow is an internationally recognized scientist,"continued Starr. "He has made scientific breakthroughs working with the receptor-associated protein, also known as RAP which is the backbone of Raptor's drug discovery and preclinical efforts. He is expected to provide valuable insight regarding our early-stage programs and adds further expertise to Raptor's already established and distinguished scientific team."

Dr. Franklin has 25 years of experience in the biomedical industry. He is currently Chairman of Synthemed, Inc., a publicly traded medical device company; and DMS Data Systems, an Internet-based information services company. He is also Executive Chairman of Tarix, a subsidiary of medical products company, Phairson, Ltd,, where he sits on the board of directors. During his career, Dr. Franklin has founded a healthcare consulting firm, Richard Franklin & Associates, and led the Healthcare Corporate Finance Team at Tucker Anthony, an investment bank. He received a bachelor's degree from Harvard University, an M.A. in mathematics from the University of Washington, a Ph.D. in mathematics from Brandeis University, and an M.D. from Boston University School of Medicine.

Dr. Franklin stated, "As a member of Raptor's board of directors, I look forward to counseling the Company on maximizing the pipeline's potential and delivering value to stockholders. Raptor's scientific expertise and drug discovery capabilities, coupled with a focus on mid-stage clinical studies evaluating novel formulations of existing drugs, strikes the right balance. The drug development risks inherent in preclinical programs are nicely offset by the recently acquired clinical programs focused on reformulating currently approved therapies with known safety profiles and repurposing approved therapies for new indications."

Dr. Blacklow contributes scientific exerptise from academia to Raptor's scientific advisory board. He is an Associate Professor of Pathology and a Director of the M.D. Ph.D. program, basic sciences track, at Harvard Medical School. He also directs a research laboratory at the Brigham and Women's Hospital, a teaching affiliate of Harvard Medical School. Recently, Dr. Blacklow's team determined the structure of the RAP d3 protein complexed with receptor. Over the last ten years, Dr. Blacklow's research team has achieved international recognition for mechanistic and structural studies of low-density lipoprotein or LDL receptor proteins, and for work on the structure and function of human Notch proteins. Dr. Blacklow received his M.D. and Ph.D. in bioorganic chemistry from Harvard University in 1991.

About Raptor Pharmaceuticals Corp.

Raptor Pharmaceuticals Corp. ("Raptor") is a development-stage biopharmaceutical company leveraging novel drug-targeting platforms and enhanced drug formulations to improve treatment outcomes among patients with liver disorders, infectious diseases, cancer, and various orphan indications. The Company's clinical division advances internally developed and in-licensed clinical-stage product candidates towards marketing approval and commercialization and is currently running clinical trials in patients with aldehyde dehydrogenase ("ALDH2") deficiency and nephropathic cystinosis. Raptor's preclinical division bioengineers novel drug candidates and drug-targeting platforms derived from the human receptor-associated protein ("RAP") and related proteins to target cancer, neurodegenerative disorders and infectious diseases.

For additional information, please visit www.raptorpharma.com.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future results of operation or future financial performance, including, but not limited to the following statements: Dr. Franklin's ability to increase stockholder value; Dr. Blacklow's ability to add value to our preclinical programs; and the Company's ability to develop, obtain regulatory approval and commercialize its clinical and preclinical product candidate programs. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause our actual results to be materially different from these forward-looking statements. Factors which may significantly change or prevent our forward looking statements from fruition include that we may be unsuccessful in developing any products or acquiring products; that our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; that we are unable to retain or attract key employees whose knowledge is essential to the development of our products; that unforeseen scientific difficulties develop with our process; that our patents are not sufficient to protect essential aspects of our technology; that competitors may invent better technology; that our products may not work as well as hoped or worse, that our products may harm recipients; and that we may not be able to raise sufficient funds for development or working capital when we require it. As well, our products may never develop into useful products and even if they do, they may not be approved for sale to the public. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Certain of these risks, uncertainties, and other factors are described in greater detail in our filings from time to time with the Securities and Exchange Commission (the "SEC"), which we strongly urge you to read and consider, including our Registration Statement on Form SB-2, as amended, that was declared effective on July 10, 2006; our annual report on Form 10-KSB filed with the SEC on November 14, 2007; and our Form 10-QSB filed with the SEC on July 9, 2008, all of which are available free of charge on the SEC's web site at http://www.sec.gov. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our reports filed with the SEC. We expressly disclaim any intent or obligation to update any forward-looking statements.

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For more information, please contact:

The Ruth Group
Sara Ephraim (investors)
(646) 536-7002
sephraim@theruthgroup.com

Janine McCargo (media)
(646) 536-7033
jmccargo@theruthgroup.com